UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of APRIL, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   APRIL 13, 2005                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                               HALO RESOURCES LTD.

                        #2300 - 1066 WEST HASTINGS STREET
                              VANCOUVER, BC V6E 3X2
                    TEL: (604) 601-8208   FAX: (604) 601-8209
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                            FRANKFURT EXCHANGE: HRL
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NEWS RELEASE                                                      APRIL 13, 2005


                        HALO CONTINUES TO HIT HIGH GRADE
                                 GOLD AT DUPORT

VANCOUVER, BRITISH COLUMBIA, APRIL 13, 2005 - MARC CERNOVITCH, PRESIDENT & CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce the latest results from the exploration drill program being carried out on the Company's Duport gold project near Kenora, Ontario.

Previously announced results have included several high-grade gold intersections (0.535 OPT OVER 13.0 FEET, 0.337 OPT GOLD OVER 4.0 FEET, AND 0.788 OPT GOLD OVER 3 FEET), some of which have significantly extended the zone of mineralization (700 feet down plunge and 1000 feet along strike to the SW). The results are from core holes designed to expand gold resources by testing the down plunge extension of the prospective Main and East Zones and also along strike to the southwest where widely-spaced historical holes have intersected encouraging gold values.

Highlights of the most recent holes are summarized below. Additional results will be released as assay data become available:

- Hole 05-14 returned 0.145 opt Au over a length of 9.2 ft including 0.234 OPT AU OVER A LENGTH OF 4.1 FT. Hole 14 correlates with a north plunging shoot defining the Main Zone at Section 8600N.

- Hole 05-16 returned 0.542 OPT AU OVER A LENGTH OF 4.1 FT in the Hangingwall Zone and 0.460 OPT AU OVER A LENGTH OF 5.0 FT in the East Zone

-    Hole 05-17  returned  0.125 opt Au over a length of 23.7 feet and  included
     0.215 OPT AU OVER A 9.0 FT. INTERSECTION. This hole extends the zone of mineralization approximately 1000 ft SW of the previously define gold envelope.

Gold mineralization at Duport is hosted by well-developed quartz and sulphide-rich zones that occupy a pronounced flexure along the western margin of the Stevens Island sub-volcanic complex. This flexure is defined as the Duport Deformation Zone (DDZ) and which is several hundred feet wide and trends northeasterly over a strike length of sixteen (16) kilometers. A seventy (70) line kilometer detailed surface geophysics program has confirmed the presence of several major structural discontinuities within the DDZ and adjacent to the existing deposit. Further analysis is on-going but these anomalies represent excellent targets for future exploration drilling and the potential for significant expansion of the Duport gold resource.

The immediate exploration plans are as follows:

- Complete a geological model using all available drill hole data to form the basis for a new, NI 43-101 compliant resource estimate

- Complete an internal scoping study to establish the economic viability of a short term production start-up.

- Complete analysis of geophysical data and design a program to assess the potential for further expansion of the Duport gold deposit.


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Halo Resources Ltd.
April 13, 2005
Page 2


Table 1 below provides details of significant assay results from Holes 05-10 to 17 inclusive.


                       TABLE 1. SUMMARY OF RECENT RESULTS
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HOLE        SECTION           FROM            TO           LENGTH        GRADE
                              (FT)           (FT)           (FT)       (OPT AU)
--------------------------------------------------------------------------------

05-11        8,300N           922.2          928.5          6.3          0.110
                              977.8          979.8          2.0          0.156
                              992.7          993.7          1.0          0.738
                            1,036.1        1,040.4          4.3          0.110
--------------------------------------------------------------------------------

05-13        7,400N           480.7          483.0          2.3          0.206
--------------------------------------------------------------------------------

05-14        8,200N           777.9          782.0          4.1          0.234
--------------------------------------------------------------------------------

05-16        8,100N           346.7          350.8          4.1          0.542
                              720.5          725.5          5.0          0.460
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05-17        7,500N           232.3          241.3          9.0          0.215
                              261.6          265.9          4.3          0.239
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QUALITY CONTROL AND QUALITY ASSURANCE PROGRAM

About 1600 samples were submitted for gold analysis to Accurassay Laboratories in Thunder Bay, an assay laboratory accredited by the Standards Council of Canada. A quality assurance quality control (QA/QC) program was maintained consistent with the Mining Standards Task Force recommendations of 1999. The program consisted of submitting duplicate, standard and blank samples. Rejects and pulps from a range of grades were submitted to a second accredited laboratory. QA/QC data is currently being analyzed

QUALIFIED PERSON

The above information has been prepared under the supervision of Kevin Leonard, who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data. The field work is supervised by Kevin Leonard, the project "Qualified Person" under the definition of NI 43-101. Mr. Leonard is a consulting geologist with more than 25 years experience in gold exploration.

HALO RESOURCES LTD.

Halo Resources Ltd. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. The Company is operated by an experienced management team and backed by a strong network of mining financiers. Currently the Company has a treasury of $5 million, to carry forward its operations. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.
Website: www.halores.com

Halo Resources Ltd.
April 13, 2005
Page 3


ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH
----------------------
PRESIDENT & CEO
                                      -30-
FOR MORE INFORMATION CONTACT:

Marc Cernovitch
President & CEO
Tel: 604-484-0068
Fax: 604-484-0069
Toll Free: 1-866-841-0068
mcernovitch@halores.com


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. Investors are cautioned that, except as disclosed in the materials to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Halo Resources Ltd. should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.


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